AMENDMENT TO EXECUTIVE AGREEMENT

AMENDMENT dated as of the 14th day of September, 2003, by and between The Titan Corporation, a Delaware corporation (the "Company"), and Dr. Gene W. Ray (the "Executive").

WHEREAS, the Company and Executive have entered into the Executive Agreement dated as of March 20, 2000 (the "Change of Control Agreement");

WHEREAS, the Company and the Executive have entered into the Employment Agreement dated as of April 2, 2003 (the "Employment Agreement");

WHEREAS, Section 11(a) of the Change of Control Agreement provides that the Change of Control Agreement may not be amended or modified other than by written agreement executed by the parties thereto or their respective successors and legal representatives; and

WHEREAS, the Corporation and the Executive desire to amend the Change of Control Agreement to clarify that Executive will not be entitled to severance payments pursuant to the Employment Agreement in connection with a termination of employment if the Executive receives severance payments pursuant to the Change of Control Agreement and to make certain other amendments to the Change of Control Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements set forth herein, the Corporation and the Executive hereby agree as follows:

1. Sections 3(b)(3), (4), (5), (6), (7) and (8) of the Change of Control Agreement are hereby amended and restated in their entirety to read as follows:

"(3) **Incentive, Savings and Retirement Plans.** During the Employment Period, the Executive shall be entitled to participate in all cash incentive, equity incentive, savings and retirement plans, practices, policies, and programs applicable generally to other executives of the Company and the affiliated companies, but in no event shall such plans, practices, policies and programs provide the Executive with incentive opportunities (measured with respect to both regular and special incentive opportunities, to the extent, if any, that such distinction is applicable), savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and the Affiliated Companies for the Executive under such plans, practices, policies and programs as in effect at any time during the 120-day period immediately preceding the Effective Date.

(4) **Welfare Benefit Plans.** During the Employment Period, the Executive and/or the Executive's family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices,

policies and programs provided by the Company and the Affiliated Companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other executives of the Company and the Affiliated Companies, but in no event shall such plans, practices, policies and programs provide the Executive with benefits that are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date.

(5) **Expenses.** During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the most favorable policies, practices and procedures of the Company and the affiliated companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date.

(6) **Fringe Benefits.** During the Employment Period, the Executive shall be entitled to fringe benefits, including, without limitation, tax and financial planning services, payment of club dues, and, if applicable, use of an automobile and payment of related expenses, in accordance with the most favorable plans, practices, programs and policies of the Company and the Affiliated Companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date.

(7) **Office and Support Staff.** During the Employment Period, the Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to exclusive personal secretarial and other assistance, at least equal to the most favorable of the foregoing provided to the Executive by the Company and the Affiliated Companies at any time during the 120-day period immediately preceding the Effective Date.

(8) **Vacation**. During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the most favorable plans, policies, programs and practices of the Company and the Affiliated Companies as in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date."

2. Section 5(a)(3) of the Change of Control Agreement is hereby amended and restated in its entirety to read as follows:

"(3) all options that have previously been granted to the Executive to acquire shares of the Company or any affiliate of the Company that have not previously been forfeited or exercised shall vest and be exercisable in full and shall remain exercisable for the remainder of their original terms;"

3. New Sections 5(a)(6) and (7) are added to the Change of Control Agreement to read as follows"

"(6)   all account balances under the Company's deferred compensation plan, or any successor thereto, shall immediately and fully vest as of the Executive's Date of Termination."

(7)   For five years after the Executive's Date of Termination, the Executive shall be provided with an office the size and with furnishings and other appointments, and to exclusive personal secretarial assistance, at least equal to the most favorable of the forgoing provided to the Executive by the Company and the Affiliated Companies at any time during the 120-day period immediately preceding the Executive's Date of Termination."

4. Section 6 of the Change of Control Agreement is hereby amended and restated in its entirety to read as follows:

"Section 6.   <u>Non-exclusivity of Rights</u>. Nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or the Affiliated Companies and for which the Executive may qualify, nor, subject to Section 11(f), shall anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement with the Company or the affiliated companies. Amounts that are vested benefits or that the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or the Affiliated Companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement, except as explicitly modified by this Agreement. Notwithstanding the foregoing, if the Executive receives payments and benefits pursuant to Section 5(a) of this Agreement, the Executive shall not be entitled to any severance pay or benefits pursuant to any employment agreement or other agreement or arrangement the Executive has with the Company or under any severance plan, program or policy of the Company and the Affiliated Companies."

5.   In all respects not amended, the Change of Control Agreement is confirmed and ratified.

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IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from the Board, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ GENE W. RAY
_____

GENE W. RAY
Chief Executive Officer,
Chairman of the Board

THE TITAN CORPORATION
By: /s/ MARK W. SOPP
_____

Name: **MARK W. SOPP**
Title: Chief Financial Officer